July 29, 2020

Via Email and the EDGAR System

United States Securities and Exchange Commission

Washington D.C., 20549-7010

Attention: Scott Anderegg

Re:	Pelican Delivers, Inc. Registration Statement on Form S-1, Amendment 4 File No. 333-236368

Dear Mr. Anderegg:

I write on behalf of Pelican Delivers, Inc. (the “Company”) as a supplemental response to Staff’s letter of July 16, 2020, sent by the Division of Corporate Finance, Office of Trade & Services of the United States Securities and Exchange Commission (the “Commission”).

This is to advise you that we have filed today an amendment no. 4 to our Registration Statement on Form S-1 in order to provide additional disclosure regarding our business plan and an end user license agreement we recently entered into.

Sincerely,

/s/ David Comeau

David Comeau, CEO Pelican Delivers, Inc.